UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 2, 2021

MONTES ARCHIMEDES ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-39597	85-1830874
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

724 Oak Grove Ave., Suite 130 Menlo Park, CA	94025
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 384-6558

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one warrant	MAACU	The Nasdaq Stock Market LLC

Shares of Class A common stock included as part of the units	MAAC	The Nasdaq Stock Market LLC

Warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	MAACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company    ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01. Regulation FD Disclosure.

Roivant Sciences Ltd. (“Roivant”) filed a Schedule 13D disclosing that it entered into a Share Purchase Agreement, dated August 2, 2021 (the “Share Purchase Agreement”), with Immunovant, Inc. (“Immunovant”), pursuant to which Roivant agreed to purchase 17,021,276 shares of common stock of Immunovant for an aggregate purchase purchase of $200,000,000.  In such Schedule 13D, Roivant further disclosed that, as a result of the Share Purchase Agreement, Roivant and Immunovant do not intend to further pursue a potential acquisition by Roivant of all of the issued and outstanding shares of stock of Immunovant not currently owned by Roivant.

The information in this Item 7.01 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Montes Archimedes Acquisition Corp. (“MAAC”) under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information of the information in this Item 7.01.

Additional Information

In connection with the proposed business combination (the “Business Combination”) between MAAC and Roivant, Roivant has filed Amendment No. 2 to the registration statement on Form S-4 (the “Registration Statement”) with the SEC that includes a prospectus with respect to Roivant’s securities to be issued in connection with the Business Combination and a proxy statement with respect to the stockholder meeting of MAAC to vote on the Business Combination. Stockholders of MAAC and other interested persons are encouraged to read the preliminary proxy statement/prospectus, as well as the annexes thereto and the other documents to be filed with the SEC because these documents contain important information about MAAC, Roivant and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of MAAC as of a record date to be established for voting on the Business Combination. Stockholders of MAAC may also obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed or to be filed with the SEC without charge, by directing a request to: Montes Archimedes Acquisition Corp., 724 Oak Grove Ave., Suite 130, Menlo Park, California 94025. The proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

MAAC, Roivant, their affiliates, and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Business Combination described in this communication under the rules of the SEC. Information about the directors and executive officers of MAAC and their ownership is set forth in MAAC’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 (as amended on May 14, 2021) and subsequent filings, including on Form 10-Q and Form 4, all of which are or will be available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Montes Archimedes Acquisition Corp., 724 Oak Grove Ave., Suite 130, Menlo Park, California 94025. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the MAAC stockholders in connection with the Business Combination is set forth in the Registration Statement containing the preliminary proxy statement/prospectus filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the Business Combination, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although each of MAAC and Roivant believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of MAAC and Roivant caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, risks and uncertainties are described in the Registration Statement relating to the Business Combination filed by Roivant with the SEC and other documents filed by MAAC or Roivant from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements regarding the Business Combination, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither MAAC nor Roivant can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the Business Combination due to the failure to obtain approval from MAAC’s stockholders or satisfy other closing conditions in the definitive agreement relating to the Business Combination (the “Business Combination Agreement”), the occurrence of any event that could give rise to the termination of the Business Combination Agreement, the ability to recognize the anticipated benefits of the Business Combination, the amount of redemption requests made by MAAC’s public stockholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the Business Combination, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those included under the heading “Risk Factors” in the Registration Statement filed by Roivant with the SEC and those included under the heading “Risk Factors” in MAAC’s annual report on Form 10-K for year ended December 31, 2020 (as amended on May 14, 2021) and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by MAAC, Roivant, their respective directors, officers or employees or any other person that MAAC and Roivant will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of MAAC and Roivant, as applicable, as of the date of this communication. Subsequent events and developments may cause that view to change. However, while MAAC and Roivant may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of MAAC or Roivant as of any date subsequent to the date of this communication.

Disclaimer

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or a solicitation of an offer to buy any securities of MAAC or Roivant, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: August 2, 2021

MONTES ARCHIMEDES ACQUISITION CORP.

	By:	/s/ Maria C. Walker
		Name:	Maria C. Walker
		Title:	Chief Financial Officer

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